Exhibit 99.2
FORM 51-102F3

MATERIAL CHANGE REPORT
UNDER NATIONAL INSTRUMENT 51-102

1.	Name and Address of Company
New Gold Inc.
666 Burrard Street, Suite 3110
Vancouver, British Columbia V6C 2X8

2.	Date of Material Changes
January 7, 2010 and January 13, 2010

3.	News Releases
News releases with respect to the material change referred to in this report were issued on January 7, 2010 and January 13, 2010 and subsequently filed on SEDAR and EDGAR.

4.	Summary of Material Changes

On January 7, 2010, New Gold Inc. (“New Gold”) provided notice to Xstrata Copper Chile S.A. (“Xstrata”), a wholly owned subsidiary of Xstrata Plc, of the exercise by Datawave Sciences Inc. (“Datawave”), a wholly owned subsidiary of New Gold, of its right of first refusal to acquire 70% of the El Morro copper-gold project (the “El Morro Project”) in Chile for US$463,000,000.  Goldcorp Inc. (“Goldcorp”) has agreed to loan US$463,000,000 to New Gold to fund the exercise of the right of first refusal, and after the acquisition of the 70% interest in the El Morro Project from Xstrata by a New Gold subsidiary, New Gold will sell the subsidiary to Goldcorp.

On January 13, 2010, New Gold received a Statement of Claim filed by Barrick Gold Corporation (“Barrick”) in the Ontario Superior Court of Justice, against New Gold, Goldcorp and affiliated subsidiaries relating to the exercise of the right of first refusal on the El Morro Project.

5.	Full Description of Material Changes

On January 7, 2010, New Gold provided notice to Xstrata of the exercise by Datawave of its right of first refusal to acquire Xstrata’s 70% interest in the El Morro Project in Chile for US$463,000,000.  New Gold is currently Xstrata’s 30% joint venture partner in the El Morro Project.  The right of first refusal came into effect on October 12, 2009, when Barrick announced that it had entered into an agreement with Xstrata to acquire Xstrata’s 70% interest in the El Morro Project.

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Goldcorp has agreed to loan US$463,000,000 to New Gold to fund the exercise of the right of first refusal, pursuant to the terms of an acquisition and funding agreement between New Gold and Goldcorp dated January 6, 2010 (the “Acquisition and Funding Agreement”).  After the acquisition of the 70% interest by a New Gold subsidiary, New Gold will sell all of the shares of that subsidiary to Goldcorp.  Following the completion of the transaction with Goldcorp, Datawave will continue its participation as a 30% partner in the El Morro Project.  A copy of the Acquisition and Funding Agreement is available under New Gold’s profile on the SEDAR website at www.sedar.com.

In consideration for the sale of the New Gold subsidiary to Goldcorp, and at the time of the completion of the sale of the subsidiary, Goldcorp will pay US$50,000,000 to New Gold.  The parties will also amend the terms of the existing El Morro Shareholders Agreement (the “Shareholders Agreement”) and the Carried Funding Loan Agreement entered into pursuant to the Shareholders Agreement, to increase the percentage of Datawave’s 30% share of funding commitments that is carried from 70% to 100%.  Based on the El Morro Project feasibility study capital cost estimate, New Gold estimates that this incremental change will result in a savings to New Gold of $225 million that would otherwise have been spent developing the El Morro Project.  The parties will also amend the Shareholders Agreement and the Carried Funding Loan Agreement to replace the current interest rate charged on carried funding with a more favourable interest rate, calculated as the 7-year US Treasury Bond rate at the relevant time plus 187 basis points.

Goldcorp has also agreed that, within 60 days following receipt of all permits and approvals required to construct and operate a mine on the El Morro Project property, Goldcorp will make and announce a construction decision with respect to the El Morro Project and proceed with construction of a mine on the El Morro Project property.  If Goldcorp does not achieve this deadline, Goldcorp must pay to New Gold a financial penalty.

The transactions are subject to customary closing conditions and are anticipated to close within 15 business days of the execution of the sale agreement to be entered into between Xstrata and the New Gold subsidiary with respect to the acquisition of the 70% interest in the El Morro Project.

On January 13, 2010, New Gold received a Statement of Claim filed by Barrick in the Ontario Superior Court of Justice, against Goldcorp, New Gold and affiliated subsidiaries relating to the exercise of the right of first refusal on the El Morro Project.  Barrick’s claim alleges, among other things, that: New Gold failed to lawfully and effectively exercise the right of first refusal provided for under the Shareholders Agreement, the right of first refusal has now expired and can no longer be exercised by New Gold, the transactions are ineffective and that New Gold and Goldcorp conspired to cause Xstrata to breach the sale agreement between it and Barrick originally announced on October 12, 2009.  New Gold believes that Barrick’s claim is without merit and will defend against it aggressively.

6.	Reliance on Subsection 7.1(2) of National Instrument 51-102
Not applicable.

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7.	Omitted Information
Not applicable.

8.	Executive Officer
For further information, contact Susan Toews, Corporate Secretary of New Gold Inc. at (604) 639-2003.

9.	Date of Report
January 18, 2010

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
Certain information contained in this material change report, including any information relating to New Gold's future financial or operating performance may be deemed “forward looking”. All statements in this material change report, other than statements of historical fact, that address events or developments that New Gold expects to occur, are “forward-looking statements”. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “does not expect”, “plans”, “anticipates”, “does not anticipate”, “believes”, “intends”, “estimates”, “projects”, “potential”, “scheduled”, “forecast”, “budget” and similar expressions, or that events or conditions “will”, “would”, “may”, “could”, “should” or “might” occur. All such forward looking statements are subject to important risk factors and uncertainties, many of which are beyond New Gold's ability to control or predict. Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause New Gold's actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: significant capital requirements; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States, Australia, Brazil, Mexico and Chile; price volatility in the spot and forward markets for commodities; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves and resources and between actual and estimated metallurgical recoveries; changes in national and local government legislation in Canada, the United States, Australia, Brazil, Mexico and Chile or any other country in which New Gold currently or may in the future carry on business; taxation; controls, regulations and political or economic developments in the countries in which New Gold does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction that New Gold operates, including, but not limited to, Mexico, where New Gold is involved with ongoing challenges relating to its environmental impact statement for Cerro San Pedro Mine; the lack of certainty with respect to the Mexican and other foreign legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; diminishing quantities or grades of reserves; competition; loss of key employees; additional funding requirements; actual results of current exploration or reclamation activities; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance, to cover these risks) as well as “Risks Factors” included in New Gold's Annual Information Form filed on March 31, 2009 and Management Information Circular filed on April 15, 2009, both available at www.sedar.com. Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this material change report are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

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